UNITED STATES OF AMERICA
                        SECURITITES AND EXCHANGE COMISION
                              Washington D.D. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                        PURSUANT TO RULE 13a-16 or 15d-16
                   OF THE SECURITIES AND EXCHANGE ACT OF 1934

                          For the month of October 2005

                                  QUINENCO S.A.
               (Exact name of registrant as specified in charter)

                                 QUINENCO, INC.
                 (Translation of registrant's name into English)

                                  Quinenco S.A.
                        Enrique Foster Sur 20, 14th Floor
                           Santiago, Republic of Chile

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12(g)3-2(b) under the Securities Act of 1934

                         Yes |_|     No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12(g)3-2(b): ______________

            The following document is being filed with this 6-K report and is attached hereto.

Press Release announcing Quinenco's third quarter 2005 consolidated results

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.com                                         Third Quarter 2005
--------------------------------------------------------------------------------

FOR IMMEDIATE RELEASE
For further information contact:
Quinenco S.A.
Cindi Freeman-IRO
(56-2) 750-7221
E-mail: cfreeman@lq.cl

                  QUINENCO S.A. ANNOUNCES CONSOLIDATED RESULTS
                          FOR THE THIRD QUARTER OF 2005

(Santiago, Chile, October 28, 2005) Quinenco S.A. (NYSE:LQ), a leading Chilean business conglomerate, announced today its consolidated financial results in Chilean GAAP, for the third quarter ended September 30, 2005.

Consolidated financial results are presented in accordance with Chilean GAAP. All figures are presented in constant Chilean pesos and have been adjusted to reflect the effects of inflation (3.0% year-over-year). Figures in US$ have been converted from Chilean pesos (Ch$) at the observed exchange rate on September 30, 2005 (Ch$529.20 = US$1.00) and are only provided for the reader's convenience.

--------------------------------------------------------------------------------
                               3Q 2005 HIGHLIGHTS
--------------------------------------------------------------------------------

- Operating income grew by 8.6% to Ch$7,403 million (US$14.0 million) mainly due to the strong performance of Madeco's cable business, and to a lesser extent, a reduction in expenses at the Quinenco corporate level.

- Results from equity method investments reflected continued growth of Banco de Chile and CCU. Income from these equity method investments increased by 16.1% to Ch$15,657 million (US$29.6 million).

- Non-operating income reached Ch$753 million (US$1.4 million) compared to non-operating income of Ch$394 million (US$0.7 million) in 3Q 2004.

- Net income amounted to Ch$5,103 million (US$9.6 million) in 3Q 2005, down from the net income of Ch$6,116 million (US$11.6 million) reported in 3Q 2004. In spite of the marked growth in operating income, a heavier tax burden pulled down net results for the third quarter of 2005.

- YTD net earnings amounted to Ch$44,520 million (US$84.1 million), far surpassing the Ch$21,772 million (US$41.1 million) reported for the nine months ended September 30, 2004.

- Earnings per share amounted to Ch$4.73 (US$0.01) and earnings per ADR to Ch$47.26 (US$0.09) for the third quarter of 2005.

--------------------------------------------------------------------------------

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QUINENCO S.A.
Enrique Foster Sur N(0) 20, 14th Floor
Santiago / CHILE
Phone (56-2) 750-7100
Fax # (56-2) 750-7101
--------------------------------------------------------------------------------

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.com                                         Third Quarter 2005
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
GROUP HIGHLIGHTS - THIRD QUARTER 2005 AND SUBSEQUENT EVENTS
--------------------------------------------------------------------------------

---------
Quinenco
---------

On October 21, 2005, Quinenco issued Series D bonds in the local market for a total amount of UF2,700,000. The term of the bonds is 8 years with a corresponding coupon rate of 3.5%. Proceeds from the bond issue will be used to refinance existing bond debt (Series B).

---------------
Banco de Chile
---------------

On October 12, 2005, Banco de Chile's U.S. Branches reached an agreement with regulators in the United States to pay a US$3 million civil money penalty to resolve allegations related to its compliance with U.S. Bank Secrecy Act and anti-money laundering regulations.

Banco de Chile completed the offering of 2.5% of its shares on the Santiago Stock Exchange on August 2, 2005. 1,701,994,590 shares or 100% of the shares it had repurchased in accordance with its Share Repurchase Program were sold for Ch$34.5 per share, raising approximately US$104.7 million (value at transaction date) for the bank. Quinenco did not subscribe for further shares and its voting and dividend interest in Banco de Chile following the share offering is 52.2% and 29.2%, respectively.

-----
CCU
-----

During the month of July 2005, IRSA, the holding company which has a controlling interest in CCU, increased its stake in CCU by approximately 2.5%. At present, IRSA, which is jointly controlled by Quinenco and Heineken, has a 64.17% interest in CCU.

-------
Madeco
-------

On September 2, 2005, at an extraordinary shareholders' meeting, Madeco's shareholders approved a capital increase of Ch$57,000 million. Funds raised in the capital increase will be used to provide Madeco with additional working capital, reduce debt obligations and finance new industrial investments. The preferential rights period of the capital increase will be between October 27th and November 25th.

---------
Cencosud
---------

As of September 30, 2005, Quinenco no longer held shares of Cencosud, having sold the 41,926,756 shares it received in exchange for its interest in Almacenes Paris in March 2005.

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QUINENCO S.A.
Enrique Foster Sur N(0) 20, 14th Floor
Santiago / CHILE
Phone (56-2) 750-7100
Fax # (56-2) 750-7101
--------------------------------------------------------------------------------

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.com                                         Third Quarter 2005
--------------------------------------------------------------------------------

                                                Net Income Contribution
------------------------------------------------------------------------------------------------------------------------------
                                          Quinenco's
                                         ownership %     3Q 2004      2Q 2005     3Q 2005     3Q 2005    YTD 2004    YTD 2005
Sector/Company                          at 9/30/2005        MCh$         MCh$        MCh$        MUS$        MCh$        MCh$
------------------------------------------------------------------------------------------------------------------------------
Financial Services:
Banco de Chile (1)(3)                          52.2%      11,825       15,598      13,104        24.8      37,467      41,326
------------------------------------------------------------------------------------------------------------------------------
Food & Beverage:
CCU (4)                                        32.1%       1,655          309       2,553         4.8       6,929       8,907
------------------------------------------------------------------------------------------------------------------------------
Telecommunications:
Telsur (1)                                     73.7%       1,235        1,380       1,490         2.8       3,779       4,200
Entel (2)                                       5.7%          21          905         949         1.8       1,610       2,971
------------------------------------------------------------------------------------------------------------------------------
Manufacturing:
Madeco (1)                                     51.2%       1,600        2,333         814         1.5       4,318       5,170
------------------------------------------------------------------------------------------------------------------------------
Other operating companies (5)                               (909)      (1,765)     (2,331)       (4.4)     (2,611)     (4,641)
------------------------------------------------------------------------------------------------------------------------------
Total operating companies                                 15,427       18,760      16,579        31.3      51,492      57,933
------------------------------------------------------------------------------------------------------------------------------
Quinenco & holding companies                              (9,311)      (9,368)    (11,476)      (21.7)    (29,720)    (13,413)
------------------------------------------------------------------------------------------------------------------------------
Total                                                      6,116        9,392       5,103         9.6      21,772      44,520
------------------------------------------------------------------------------------------------------------------------------

The figures provided in the above table correspond to Quinenco's proportionate share of each company's net income (loss).

(1)   Operating company in which Quinenco has direct or indirect control.

(2)   Operating company in which Quinenco holds a minority interest.

(3)   Ownership % in the above table corresponds to voting rights in Banco de
      Chile.

(4) Operating company which is controlled jointly between Quinenco and Heineken Int'l (through a shareholders' agreement).

(5) Other operating companies include results from Habitaria, Indalsa, Hoteles Carrera.

      --------------------
      Net Income - 3Q 2005
      --------------------

      Quinenco reported net income for the third quarter of 2005 of Ch$5,103 million (US$9.6 million), compared to net income of Ch$6,116 million (US$11.6 million) in the third quarter of 2004, a decline of 16.6%. Although the net income contribution from operating companies rose by 7.5% reaching Ch$16,579 million (US$31.3 million), quarterly results were pulled down by higher interest expense at the Quinenco corporate level.

      Earnings per ordinary share for the third quarter of 2005 amounted to Ch$4.73 (US$0.01) and earnings per ADR, Ch$47.26 (US$0.09).

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QUINENCO S.A.
Enrique Foster Sur N(0) 20, 14th Floor
Santiago / CHILE
Phone (56-2) 750-7100
Fax # (56-2) 750-7101
--------------------------------------------------------------------------------

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.com                                         Third Quarter 2005
--------------------------------------------------------------------------------

                                            Consolidated Income Statement Breakdown
-----------------------------------------------------------------------------------------------------------------------
                                                 3Q 2004     2Q 2005     3Q 2005     3Q 2005     YTD 2004     YTD 2005
                                                    MCh$        MCh$        MCh$        MUS$         MCh$         MCh$
-----------------------------------------------------------------------------------------------------------------------
Revenues
-----------------------------------------------------------------------------------------------------------------------
Madeco                                            87,855      99,620      84,587       159.8      255,476      273,649
Telsur                                            13,678      13,541      13,498        25.5       40,281       40,336
Quinenco & holding                                   925         470         313         0.6        4,836        1,409
-----------------------------------------------------------------------------------------------------------------------
Total                                            102,458     113,631      98,398       185.9      300,593      315,394
-----------------------------------------------------------------------------------------------------------------------
Operating income (loss)
-----------------------------------------------------------------------------------------------------------------------
Madeco                                             6,308       7,534       6,627        12.5       20,972       21,682
Telsur                                             3,299       3,226       3,332         6.3        9,437        9,538
Quinenco & holding                                (2,792)     (2,308)     (2,556)       (4.8)      (7,608)      (7,572)
-----------------------------------------------------------------------------------------------------------------------
Total                                              6,815       8,452       7,403        14.0       22,801       23,648
-----------------------------------------------------------------------------------------------------------------------
Non-operating income (loss)
-----------------------------------------------------------------------------------------------------------------------
Interest income                                      560         777         559         1.0        1,712        1,974
Share of net income/loss from related co:
Banco de Chile                                    11,825      15,598      13,104        24.8       37,466       41,326
CCU                                                1,655         308       2,553         4.8        6,929        8,907
Entel                                                 21         905         949         1.8        1,610        2,971
Other equity investments                             158         211          45         0.1        (153)          197
Other non-op income                                  254         862         702         1.3        5,650       26,272
Amortization of GW expense                        (5,293)     (5,604)     (5,190)       (9.8)     (15,946)     (16,069)
Interest expense                                  (5,998)     (7,091)     (7,841)      (14.8)     (21,768)     (22,164)
Other non-op expenses                             (4,095)     (2,962)     (3,173)       (6.0)     (10,968)      (8,354)
Price-level restatement                              (85)     (1,123)       (879)       (1.7)         549       (2,097)
Foreign exchange gains & losses                    1,392       1,379         (76)       (0.1)        (351)       1,222
-----------------------------------------------------------------------------------------------------------------------
Total                                                394       3,260         753         1.4        4,730       34,185
-----------------------------------------------------------------------------------------------------------------------
Income Tax                                           749        (148)     (1,571)       (3.0)      (1,300)      (7,381)
Extraordinary items                                   --          --          --          --           --           --
Minority Interest                                 (2,135)     (2,921)     (1,775)       (3.4)      (5,776)      (7,280)
Amortization of negative GW                          293         749         293         0.6        1,317        1,348
-----------------------------------------------------------------------------------------------------------------------
Net income (loss)                                  6,116       9,392       5,103         9.6       21,772       44,520
-----------------------------------------------------------------------------------------------------------------------

    ------------------
    Revenues - 3Q 2005
    ------------------

    Consolidated revenues for the third quarter of 2005 were Ch$98,398 million (US$185.9 million), down by 4.0% from the Ch$102,458 million (US$193.6 million) reported in the third quarter of 2004, mostly explained by a 3.7% decrease in Madeco's sales as a result of a downturn in the sales of its brass mills and flexible packaging business units. Consolidated sales are broken down as follows: Madeco (86.0%), Telefonica del Sur (13.7%) and others (0.3%).

    --------------------------
    Operating Income - 3Q 2005
    --------------------------

    Operating income for the third quarter of 2005 was Ch$7,403 million (US$14.0 million), up by 8.6% from the Ch$6,815 million (US$12.9 million) reported in the third quarter of 2004. The improvement in consolidated operating income was attributable to Madeco's operations, which benefited from the strong performance of its cables business unit and to a lesser extent, a reduction in expenses at the corporate level.

    ----------------
    EBITDA - 3Q 2005
    ----------------

    EBITDA reached Ch$13,663 million (US$25.8 million) in 3Q 2005, compared to Ch$13,367 million (US$25.3 million) in 3Q 2004, an increase of 2.2%.


                                                                    Page 4 of 12
--------------------------------------------------------------------------------
QUINENCO S.A.
Enrique Foster Sur N(0) 20, 14th Floor
Santiago / CHILE
Phone (56-2) 750-7100
Fax # (56-2) 750-7101
--------------------------------------------------------------------------------

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.com                                         Third Quarter 2005
--------------------------------------------------------------------------------

      ------------------------------
      Non-Operating Results -3Q 2005
      ------------------------------

      Quinenco reported non-operating income of Ch$753 million (US$1.4 million) in the third quarter of 2005, compared to non-operating income of Ch$394 million (US$0.7 million) in the same quarter of 2004. The variation between the two periods is mostly explained by an increase in Quinenco's proportionate share of Banco de Chile's, CCU's and Entel's net income and a reduction in other non-operating expenses (net), the effects of which were partially offset by a higher level of interest expense and a decline in price-level restatement and foreign currency results. The main items included in non-operating results are discussed below:

            --------------------------------------------------------------------
            Proportionate share of net income of equity method investments (net)
            --------------------------------------------------------------------

            Quinenco's proportionate share of net income from equity method investments (net) reached Ch$16,651 million (US$31.5 million), compared to Ch$13,660 million (US$25.8 million) in 3Q 2004, an increase of 21.9%. The increase mainly corresponded to growth in the proportionate share of net income from Banco de Chile (+Ch$1,279 million or US$2.4 million), CCU (+Ch$898 million or US$1.7 million) and Entel (+Ch$928 million or US$1.8 million).

            --------------------------
            Other non-operating income
            --------------------------

            Other non-operating income was Ch$702 million (US$1.3 million), compared to Ch$254 million (US$0.5 million) in the third quarter of 2004. Other non-operating income in 3Q 2005 was mainly composed of the gain on the sale of Cencosud shares during the third quarter, gain on the sale of fixed assets and rental income.

            --------------------------------
            Amortization of goodwill expense
            --------------------------------

            Amortization of goodwill expense amounted to Ch$5,190 million (US$9.8 million) in the third quarter of 2005, compared to Ch$5,293 million (US$10.0 million) reported in the same period of 2004. Goodwill expense is almost entirely related to the Banco de Chile acquisition in 2001, and to a lesser extent, the Banco Edwards acquisition in 1999 (now kept on the books as Bank of Chile). Of the total balance of goodwill at the consolidated level of Ch$294,408 million (US$556.3 million) as of September 30, 2005, Ch$279,741 million (US$528.6 million) was associated with the acquisition of the banks. Goodwill is amortized using the straight-line method over twenty years.

            ----------------
            Interest Expense
            ----------------

            Interest expense for the third quarter of 2005 amounted to Ch$7,841 million (US$14.8 million), an increase of 30.7% compared to the same period in 2004. The increase mainly corresponds to higher interest expense at the corporate level as a result of extraordinary costs associated with the modification of Quinenco's Serie A bonds in July, which effectively lowered Quinenco's existing interest rate on that series. The increase in interest expense during 3Q 2005 was marginally offset by lower interest expense at Telsur due to a reduction in its level of indebtedness.

            ----------------------------
            Other non-operating expenses
            ----------------------------

            Other non-operating expenses amounted to Ch$3,173 million (US$6.0 million) compared to Ch$4,095 million (US$7.7 million) in the third quarter of 2004. Other non-operating expenses are mostly composed of asset write-downs and provisions and expenses associated with Lucchetti Peru.

            ----------------------------------------------------------------
            Price-level restatement and foreign currency translation results
            ----------------------------------------------------------------

            Price-level restatement and foreign currency translation results amounted to a net loss of Ch$955 million (US$1.8 million) in the third quarter of 2005, compared to a net gain of Ch$1,307 million (US$2.5 million) in the same period in 2004. In 3Q 2005, the loss specific to foreign currency differences amounted to Ch$76 million (US$0.1 million), compared to a gain of Ch$1,392 million (US$2.6 million) reported in the third quarter of 2004, primarily attributable to Madeco's operations as a result of exchange rate differences on foreign


                                                                    Page 5 of 12
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QUINENCO S.A.
Enrique Foster Sur N(0) 20, 14th Floor
Santiago / CHILE
Phone (56-2) 750-7100
Fax # (56-2) 750-7101
--------------------------------------------------------------------------------

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.com                                         Third Quarter 2005
--------------------------------------------------------------------------------

            subsidiaries, primarily Brazil and Peru. Price-level restatement losses amounted to Ch$879 million (US$1.7 million), compared to losses of Ch$85 million (US$0.2 million) in 3Q 2004.

      ----------------------
      Income Taxes - 3Q 2005
      ----------------------

      Quinenco reported income tax expense of Ch$1,571 million (US$3.0 million), a variation of Ch$2,320 million (US$4.4 million) from the tax credit of Ch$749 million (US$1.4 million) reported in the third quarter of 2004 when Quinenco received tax refunds.

      ---------------------------
      Minority Interest - 3Q 2005
      ---------------------------

      In the third quarter of 2005, Quinenco reported a deduction from income of Ch$1,775 million (US$3.4 million), compared to a deduction from income of Ch$2,135 million (US$4.0 million) in 3Q 2004. The amount is mainly related to minority shareholders' proportionate share of Madeco's and Telefonica del Sur's third quarter 2005 income.

---------------------------------------------------------------------------------------------------------------
                    CONSOLIDATED BALANCE SHEET ANALYSIS (vis-a-vis the 2nd quarter of 2005)
---------------------------------------------------------------------------------------------------------------
                                      Condensed Consolidated Balance Sheet
---------------------------------------------------------------------------------------------------------------
                                                       As of           As of            As of            As of
                                                     9/30/04         6/30/05          9/30/05          9/30/05
                                                        MCh$            MCh$             MCh$             MUS$
---------------------------------------------------------------------------------------------------------------
Current assets                                       248,888         297,596          302,333            571.3
Fixed assets                                         292,591         276,292          261,333            493.8
Other assets                                         817,341         805,276          817,586          1,545.0
---------------------------------------------------------------------------------------------------------------
Total assets                                       1,358,820       1,379,164        1,381,252          2,610.1
---------------------------------------------------------------------------------------------------------------
Current liabilities                                  212,770         126,177          193,300            365.3
Long-term liabilities                                377,224         457,486          375,315            709.2
Minority interest                                    111,616         116,814          111,071            209.9
Shareholders' equity                                 657,210         678,687          701,566          1,325.7
---------------------------------------------------------------------------------------------------------------
Total liabilities & shareholders' equity           1,358,820       1,379,164        1,381,252          2,610.1
---------------------------------------------------------------------------------------------------------------

      --------------
      Current Assets
      --------------

      Current assets did not vary significantly compared to the second quarter of 2005.

      -----------------------------
      Fixed Assets and Other Assets
      -----------------------------

      Fixed assets decreased by 5.4%. Fixed assets decreased mainly due to a reduction in fixed assets at Madeco attributable to the effect of the appreciation of the Chilean peso on US dollar denominated assets. Other assets did not vary significantly compared to the second quarter of 2005.

      -------------------
      Current Liabilities
      -------------------

      Current liabilities increased by 53.2% compared to the second quarter of 2005, reflecting the reclassification of Madeco's long-term debt to the short-term for those credits that will mature within the next twelve months and the reclassification of Quinenco's Series B bonds to the ST in connection with the planned prepayment of those bonds in October.

      ---------------------
      Long-term Liabilities
      ---------------------

      Long-term liabilities declined by 18.0% compared to the second quarter of 2005, mainly attributable to the reclassification of long-term bank obligations (Madeco) and LT bond obligations (Quinenco) to short-term liabilities, in accordance with maturity schedules.


                                                                    Page 6 of 12
--------------------------------------------------------------------------------
QUINENCO S.A.
Enrique Foster Sur N(0) 20, 14th Floor
Santiago / CHILE
Phone (56-2) 750-7100
Fax # (56-2) 750-7101
--------------------------------------------------------------------------------

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.com                                         Third Quarter 2005
--------------------------------------------------------------------------------

      -----------------
      Minority Interest
      -----------------

      Minority interest decreased by 4.9% compared to the second quarter of 2005, mainly attributable to minority interest in Madeco.

      --------
      Equity
      --------

      Shareholders' equity increased by 3.4%, in part due to an increase in Other Reserves which includes a Ch$25.666 million adjustment to reflect the effect of Banco's de Chile 2.5% share placement in August 2005 on Quinenco's net worth.

      --------------------------------------
      Quinenco Corporate Level Debt and Cash
      --------------------------------------

      As of September 30, 2005, financial debt at the corporate level was Ch$342,439 million (US$647.1 million). As of the same date, cash and cash equivalents amounted to Ch$100,530 million (US$190.0 million). The debt to total capitalization ratio at the corporate level was 32.7%.

      ---------
      NAV
      ---------

      As of September 30, 2005, the estimated net asset value (NAV) of Quinenco was US$2.150 billion (Ch$1,054 per share) and market capitalization was US$1.469 billion (Ch$720 per share). The discount to NAV is estimated at 32% as of the same date.

                               [PIE CHART OMITTED]

                               [LINE CHART OMITTED]


                                                                    Page 7 of 12
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QUINENCO S.A.
Enrique Foster Sur N(0) 20, 14th Floor
Santiago / CHILE
Phone (56-2) 750-7100
Fax # (56-2) 750-7101
--------------------------------------------------------------------------------

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.com                                         Third Quarter 2005
--------------------------------------------------------------------------------

----------------------------------
SECTOR /OPERATING COMPANY ANALYSIS
----------------------------------

-------------------------
FINANCIAL SERVICES SECTOR
-------------------------

The following table details Quinenco's proportionate share of income from investments in the Financial Services sector during 2004 and 2005:

---------------------------------------------------------------------------------------------------------------
                                              FINANCIAL SERVICES
---------------------------------------------------------------------------------------------------------------
                       Ownership      3Q 2004     YTD 2004      2Q 2005      3Q 2005     3Q 2005      YTD 2005
                               %         MCh$         MCh$         MCh$         MCh$        MUS$          MCh$
---------------------------------------------------------------------------------------------------------------
Banco de Chile (1)         52.2%       11,825       37,467       15,598       13,104        24.8        41,326
---------------------------------------------------------------------------------------------------------------

(1) Ownership % in the above table corresponds to voting rights in Banco de Chile. Voting rights in Banco de Chile decreased from 53.5% to 52.2% in August 2005.

                                               BANCO DE CHILE
------------------------------------------------------------------------------------------------------------
                                               Quarter                       Accumulated for Year
------------------------------------------------------------------------------------------------------------
                                  3Q 2004      3Q 2005     3Q 2005    YTD 2004       YTD 2005      YTD 2005
                                     MCh$         MCh$        MUS$        MCh$           MCh$          MUS$
------------------------------------------------------------------------------------------------------------
Operating revenues                123,888      132,912       251.2     358,918        378,353         715.0
Provision for loan losses         (20,063)     (12,518)      (23.7)    (54,175)       (36,920)        (69.8)
Operating expenses                (61,718)     (69,435)     (131.2)   (176,011)      (199,996)       (377.9)
Net Income (loss)                  40,455       48,304        91.3     125,308        141,401         267.2
------------------------------------------------------------------------------------------------------------
Loan portfolio                                                       6,845,420      7,639,391      14,435.7
Total assets                                                         9,886,904     10,307,599      19,477.7
Shareholders' equity                                                   662,309        730,500       1,380.4
------------------------------------------------------------------------------------------------------------
Net interest margin                  3.6%         3.8%
Net Financial Margin                 4.1%         4.2%
Efficiency ratio                    49.8%        52.2%
ROAE                                24.9%        28.2%
ROAA                                 1.6%         1.9%
-------------------------------------------------------

---------------
3Q 2005 Results
---------------

Banco de Chile's operating revenues increased by 7.3% to Ch$132,912 million (US$251.2 million) in the third quarter of 2005. The increase in operating revenues was mainly due to an increase in net financial income, gains on financial instruments (net) and, to a lesser extent, a higher level of fee income earned during the quarter.

Operating revenues were boosted by higher net financial income which rose from Ch$91,479 million (US$172.9 million) in 3Q 2004 to Ch$96,414 million (US$182.2 million) in 3Q 2005. Net financial income, which is calculated as the sum of net interest revenue and foreign exchange transactions (net), comprised 72.5% of operating revenues in 3Q 2005. The increase in net financial income was primarily due to a 1.9% growth in average interest earning assets, mainly attributable to a 9.8% increase in total loans, higher inflation experienced during the period and a better asset mix, the effect of which was partially offset by negative repricing benefits associated with increases in short-term interest rates and lower spreads. The increase in operating revenues experienced during the quarter was also attributable to a Ch$3,565 million (US$6.7 million) increase in gains on the sale of financial instruments (net) which rose from a negative Ch$2,329 million (US$4.4 million to Ch$1,236 million (US$2.3 million). Fee income, which reached Ch$35,262 million (US$66.6 million), equivalent to 26.5% of total operating revenues, increased by 1.5% as a result of higher fee income associated with subsidiary non-banking services, particularly fund management and stock brokerage and insurance services.


                                                                    Page 8 of 12
--------------------------------------------------------------------------------
QUINENCO S.A.
Enrique Foster Sur N(0) 20, 14th Floor
Santiago / CHILE
Phone (56-2) 750-7100
Fax # (56-2) 750-7101
--------------------------------------------------------------------------------

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.com                                         Third Quarter 2005
--------------------------------------------------------------------------------

Provisions amounted to Ch$12,518 million (US$23.7 million), a decrease of 37.6% from the Ch$20,063 million (US$37.9 million) reported in 3Q 2004. The decline in 3Q 2005 provisions was mainly related to the quality of the bank's loan portfolio in the context of a healthy economic scenario.

Other income and expenses decreased from Ch$8,192 million (US$15.5 million) to Ch$6,750 million (US$12.8 million), primarily due to a lower level of loan recoveries previously charged off, the effect of which was partially offset by an increase in non-operating income and lower non-operating expenses.

Operating expenses increased by 12.5% to Ch$69,435 million (US$131.2 million) compared to the third quarter of 2004, mainly attributable to legal and advisory services associated with the bank's New York branch in connection with compliance with U.S. regulatory requirements. Likewise, expenses associated with expansion of the bank's ATM network and increased marketing and advertising costs also served to drive up 3Q 2005 operating expenses.

Price-level restatement losses totaled Ch$4,779 million (US$9.0 million) compared to price-level restatement losses of Ch$3,773 million (US$7.1 million) reported in 3Q 2004. The losses in 3Q 2005 reflect the higher inflation experienced during the period (1.3% adjustment).

Net income increased by 19.4% to Ch$48,304 million (US$91.3 million) in 3Q 2005. The increase in net earnings reflect the higher level of operating revenues earned during the quarter, a lower level of provisions for loan losses and lower income taxes, the effect of which was offset by an increase in operating expenses and a decline in recoveries of previously charged-off loans.

As of September 2005, the Bank's loan portfolio (net of interbank loans) had grown by 11.6% to Ch$7,639,391 million (US$14.4 billion) over the last twelve month period, mostly related to increases in commercial loans, mortgages, other outstanding loans, leasing contracts consumer loans and contingent loans, all of which have been stimulated by the current favorable economic scenario.

Banco de Chile is the third ranked bank in the country with a market share of 17.6% according to information published by the Chilean Superintendency of Banks for the period ended September 30, 2005. Its return on capital and reserves after taxes (annualized) reached 32.0%, making it the most profitable bank in the country for the same period. The Chilean financial system reported a return on capital and reserves of 18.7%, according to the same source.

----------------------
FOOD & BEVERAGE SECTOR
----------------------

The following table details Quinenco's proportionate share of income (loss) from investments in the Food & Beverage sector during 2004 and 2005:

-------------------------------------------------------------------------------------------------
                                        FOOD & BEVERAGE
-------------------------------------------------------------------------------------------------
                   Ownership   3Q 2004    YTD 2004   2Q 2005     3Q 2005    3Q 2005     YTD 2005
                           %      MCh$        MCh$      MCh$        MCh$       MUS$         MCh$
-------------------------------------------------------------------------------------------------
CCU                    32.1%     1,655       6,929       309       2,553        4.8        8,907
-------------------------------------------------------------------------------------------------


                                                                    Page 9 of 12
--------------------------------------------------------------------------------
QUINENCO S.A.
Enrique Foster Sur N(0) 20, 14th Floor
Santiago / CHILE
Phone (56-2) 750-7100
Fax # (56-2) 750-7101
--------------------------------------------------------------------------------

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.com                                         Third Quarter 2005
--------------------------------------------------------------------------------

                                                            CCU
--------------------------------------------------------------------------------------------------------------
                                            Quarter                           Accumulated for Year
--------------------------------------------------------------------------------------------------------------
                                  3Q 2004      3Q 2005     3Q 2005       YTD 2004       YTD 2005     YTD 2005
                                     MCh$         MCh$        MUS$           MCh$           MCh$         MUS$
--------------------------------------------------------------------------------------------------------------
Sales                              97,465      111,059       209.9        301,059        339,427        641.1
Operating income (loss)             8,275        9,795        18.5         36,843         40,165         75.9
Net Income (loss)                   5,371        7,948        15.0         22,494         28,568         54.0
--------------------------------------------------------------------------------------------------------------
Total Assets                                                              570,567        621,547      1,174.5
Shareholders' equity                                                      297,901        309,041        584.0
--------------------------------------------------------------------------------------------------------------

---------------
3Q 2005 Results
---------------

CCU's sales in the third quarter of 2005 grew by 13.9% compared to the third quarter of 2004, due to an increase in consolidated sales volumes and higher average prices. The growth in sales volumes was led by the Chilean beer segment (+4.9%), the Argentine beer segment (+5.7%), soft drinks, nectar and mineral water (+3.0%), domestic wines (+19.0%), pisco (+236.2%) and the Argentine wine segment (+34.0%). These volumes increases were partially offset by lower sales volumes of the export wine segment (-13.4%). Higher average prices were mostly attributable to the Chilean beer, pisco and soft drinks segments.

The increase in sales translated directly into an improvement of 18.4% in CCU's operating income for the period, which reached Ch$9,795 million (US$18.5 million). Although in absolute terms SG&A expenses increased by 12.9%, mainly in relation to the beer and pisco segments, as a percentage of sales SG&A decreased from 39.5% in the third quarter of 2004 to 39.1% in 3Q 2005. The consolidated operating margin, which reflects the seasonality of CCU's business in the winter months, reached 8.8% of sales, compared to 8.5% in the same period of 2004 and 4.9% in 2Q 2005.

CCU reported non-operating losses of Ch$1,868 million (US$3.5 million) compared to non-operating losses of Ch$1,612 million (US$3.0 million) in 3Q 2004. The deterioration in non-operating results was primarily attributable to a reduction in price-level restatement results and higher interest expense associated with debt financing of the pisco business segment. An improvement in foreign currency results and other non-operating income and expenses partially offset the aforementioned negative effect on non-operating results for the quarter.

Net income jumped by 48.0% to Ch$7,948 million (US$15.0 million) in 3Q 2005. Quarterly results benefited from the higher sales level achieved which led to a marked increase in operating income as well as a reduction in income tax expense and the deduction corresponding to minority interest.

-------------------------
TELECOMMUNICATIONS SECTOR
-------------------------

The following table details Quinenco's proportionate share of income from investments in the Telecommunications sector during 2004 and 2005:

--------------------------------------------------------------------------------------------------------
                                          TELECOMMUNICATIONS
--------------------------------------------------------------------------------------------------------
                         Ownership   3Q 2004    YTD 2004     2Q 2005    3Q 2005   3Q 2005      YTD 2005
                                 %      MCh$        MCh$        MCh$       MCh$      MUS$          MCh$
--------------------------------------------------------------------------------------------------------
Telsur                       73.7%     1,235       3,779       1,380      1,490       2.8         4,200
Entel (1)                     5.7%        21       1,610         905        949       1.8         2,971
--------------------------------------------------------------------------------------------------------

(1)   Non-controlling interest


                                                                   Page 10 of 12
--------------------------------------------------------------------------------
QUINENCO S.A.
Enrique Foster Sur N(0) 20, 14th Floor
Santiago / CHILE
Phone (56-2) 750-7100
Fax # (56-2) 750-7101
--------------------------------------------------------------------------------

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.com                                         Third Quarter 2005
--------------------------------------------------------------------------------

                                                      TELSUR
--------------------------------------------------------------------------------------------------------------
                                            Quarter                           Accumulated for Year
--------------------------------------------------------------------------------------------------------------
                                  3Q 2004      3Q 2005     3Q 2005       YTD 2004       YTD 2005     YTD 2005
                                     MCh$         MCh$        MUS$           MCh$           MCh$         MUS$
--------------------------------------------------------------------------------------------------------------
Sales                              13,678       13,498        25.5         40,281         40,336         76.2
Operating income (loss)             3,299        3,332         6.3          9,437          9,538         18.0
Net Income (loss)                   1,676        2,022         3.8          5,131          5,701         10.8
--------------------------------------------------------------------------------------------------------------
Total Assets                                                              135,999        132,774        250.9
Shareholders' equity                                                       64,765         66,515        125.7
--------------------------------------------------------------------------------------------------------------

---------------
3Q 2005 Results
---------------

Telefonica del Sur's revenues reached Ch$13,498 million (US$25.5 million) varying only slightly from the Ch$13,678 million (US$25.8 million) reported in the third quarter of 2004. Nonetheless, the revenue mix continued to favor non-regulated services such as Internet, security services and business services. A decline in revenue associated with fixed telephony, access charges, long distance and public telephony was almost entirely offset by a 25.3% increase in revenues from Internet, security services, and business services, including data transmission. While in general terms substitution of fixed telephony for mobile telephony and other alternatives has continued to capture a portion of the company's traditional sale base, Telsur has successfully bolstered its product base to rely on revenue generation from non-regulated services. Basic telephony services accounted for 46.5% of all revenues, followed by internet (15.9%), user access charges (10.8%), business and security services (9.6%), long distance services (7.2%) and public telephones (5.4%) and others (4.6%).

In spite of the 1.3% decline in sales, lower SG&A expenses led to an increase in Telsur's operating profit for the quarter of Ch$33 million (US$62 thousand). Operating profit amounted to Ch$3,332 million (US$6.3 million) for the third quarter of 2005 and the operating margin increased from 24.1% to 24.7% of sales.

Telsur reported non-operating losses of Ch$710 million (US$1.3 million), down by 31.2% from the non-operating losses of Ch$1,032 million (US$2.0 million) reported in 3Q 2004. The improvement in non-operating results was primarily attributable to a reduction in interest expense as a result of a lighter debt load and lower non-operating expenses.

Telsur reported net income of Ch$2,022 million (US$3.8 million), an increase of 20.6% compared to the third quarter of 2004, mainly as a result of the aforementioned improvement in non-operating results.

--------------------
MANUFACTURING SECTOR
--------------------

The following table details Quinenco's proportionate share of income (loss) from investments in the Manufacturing sector during 2004 and 2005:

--------------------------------------------------------------------------------------------------------
                                             MANUFACTURING
--------------------------------------------------------------------------------------------------------
                         Ownership   3Q 2004    YTD 2004     2Q 2005    3Q 2005   3Q 2005      YTD 2005
                                 %      MCh$        MCh$        MCh$       MCh$      MUS$          MCh$
--------------------------------------------------------------------------------------------------------
Madeco                       51.2%     1,600       4,318       2,333        814       1.5         5,170
--------------------------------------------------------------------------------------------------------


                                                                   Page 11 of 12
--------------------------------------------------------------------------------
QUINENCO S.A.
Enrique Foster Sur N(0) 20, 14th Floor
Santiago / CHILE
Phone (56-2) 750-7100
Fax # (56-2) 750-7101
--------------------------------------------------------------------------------

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.com                                         Third Quarter 2005
--------------------------------------------------------------------------------

                                                  MADECO
-----------------------------------------------------------------------------------------------------------
                                              Quarter                      Accumulated for Year
-----------------------------------------------------------------------------------------------------------
                                  3Q 2004     3Q 2005    3Q 2005     YTD 2004      YTD 2005       YTD 2005
                                     MCh$        MCh$       MUS$         MCh$          MCh$           MUS$
-----------------------------------------------------------------------------------------------------------
Sales                              87,855      84,587      159.8      255,476       273,649          517.1
Operating income (loss)             6,308       6,626       12.5       20,972        21,682           41.0
Net Income (loss)                   2,996       1,589        3.0        7,919        10,091           19.1
-----------------------------------------------------------------------------------------------------------
Total assets                                                          366,706       352,263          665.7
Shareholders' equity                                                  169,465       163,347          308.7
-----------------------------------------------------------------------------------------------------------

---------------
2Q 2005 Results
---------------

Madeco's sales in the third quarter of 2005 decreased by Ch$3,268 million (US$6.2 million) or 3.7% from Ch$87,855 million (US$166.0 million) to Ch$84,587 million (US$159.8 million), attributable to lower sales of the brass mills and flexible packaging business units whose sales fell by Ch$2,740 million (US$5.2 million) and Ch$1,250 million (US$2.4 million), respectively. The decline in sales was partially offset by an increase in sales in the cables and aluminum profiles units (+Ch$665 million or US$1.3 million). Brass mills sales were affected by lower volume sales in Chile as well as a decline in coin blank sales. The flexible packaging unit's sales volume was down by 11.2%, in part due to the discontinuation of sales of the Alufoil subsidiary. Sales of the wire and cable business unit (whose principal operation is Ficap Brazil) accounted for 53.1% of total sales, followed by brass mills (26.1%), flexible packaging (12.6%) and aluminum profiles (8.2%).

In spite of the lower sales level, Madeco managed to increase its operating income by Ch$318 million (US$0.6 million) to Ch$6,626 million (US$12.5 million), mainly due to the higher gross margin achieved for its cables products, the effect of which was partially offset by a decline in the operating income associated with the brass mills unit. The operating income generated by the cables unit amounted to Ch$4,390 million (US$8.3 million), an increase of 62.8% over the third quarter of 2004. The brass mills business unit suffered a downturn in volumes sold and price pressures from increased competition from imports, which served to reduce its operating income by Ch$1,730 million (US$3.3 million). Operating income of the wire and cable business unit accounted for 66.2% of total operating income, followed by flexible packaging (15.0%), aluminum profiles (12.7%) and brass mills (6.1%). The operating margin rose to 7.8% compared to 7.2% one year ago.

Non-operating losses amounted to Ch$3,931 million (US$7.4 million), up from the Ch$2,036 million (US$3.8 million) reported in 3Q 2004. The increase in non-operating losses is largely explained by an increase in price-level restatement losses of Ch$321 million (US$0.6 million) and a reduction in foreign currency gains of Ch$1,501 million (US$2.8 million) due to exchange rate variations in foreign subsidiaries in Brazil and Peru.

Madeco reported a net profit of Ch$1,589 million (US$3.0 million) for the third quarter of 2005, compared to net income of Ch$2,996 million (US$5.7 million) in 3Q 2004. The decline in net quarterly earnings was attributable to the aforementioned deterioration in non-operating results during the third quarter.

                                        #

All of Quinenco's Earnings and Press Releases and other relevant information on the Company, including quarterly financial statements, are available for viewing on the Company's website:

--------------------------------------------------------------------------------
                                www. quinenco.cl
                             www. quinencogroup.com
--------------------------------------------------------------------------------

                                                                   Page 12 of 12
--------------------------------------------------------------------------------
QUINENCO S.A.
Enrique Foster Sur N(0) 20, 14th Floor
Santiago / CHILE
Phone (56-2) 750-7100
Fax # (56-2) 750-7101
--------------------------------------------------------------------------------

                                    SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  QUINENCO S.A.

                                         By: s/s Luis Fernando Antunez
                                            ------------------------------------
                                         Name: Luis Fernando Antunez
                                         Title: Authorized Representative

Dated: November 2, 2005